SIMPSON THACHER & BARTLETT LLP
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DIRECT DIAL NUMBER (212) 455-3188		E-MAIL ADDRESS AKLEIN@STBLAW.COM

May 8, 2012

Re:	Tyco Flow Control International Ltd.
Registration Statement on Form S-1

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Tyco Flow Control International Ltd., a Swiss corporation limited by shares (“Tyco Flow Control”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T, a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration of Tyco Flow Control’s common shares under the Securities Act of 1933 (the “Securities Act”) in connection with the plan previously announced by Tyco International Ltd. (“Tyco”), Tyco Flow Control’s sole shareholder, to distribute to Tyco shareholders 100% of the outstanding common shares of Tyco Flow Control and 100% of the outstanding shares of common stock of The ADT Corporation (“ADT”).

As described in the Registration Statement, Tyco has also previously announced its plan, following the spin-off of Tyco Flow Control, for Pentair, Inc., a Minnesota corporation (“Pentair”), to merge with and into a wholly-owned subsidiary of Tyco Flow Control, with Pentair shareholders receiving common shares of Tyco Flow Control as consideration for the merger. In connection with this transaction, Tyco Flow Control is filing concurrently with this filing a Registration Statement on Form S-4 under the Securities Act that includes a proxy statement/prospectus with respect to (i) the offering of Tyco Flow Control common shares to Pentair shareholders as consideration for the merger and (ii) a vote by Pentair shareholders to approve the merger.

As described further in the Registration Statement, we are simultaneously transmitting for filing a proxy statement on Schedule 14A on behalf of Tyco with respect to a vote by Tyco’s shareholders to approve the distributions of Tyco Flow Control and ADT shares and certain related matters.

BEIJING     HONG KONG     HOUSTON    LONDON    LOS ANGELES     PALO ALTO     SAO PAULO     TOKYO     WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission	-2-	May 8, 2012

Finally, on April 10, 2012, ADT filed a Registration Statement on Form 10 (the “ADT Form 10”) relating to the registration of ADT’s common stock under the Securities Exchange Act of 1934 in connection with the distribution of ADT shares. On May 3, 2012, we received comments on the ADT Form 10 from Reid Hooper, Attorney-Advisor, Celeste M. Murphy, Legal Branch Chief, and Larry Spirgel, Assistant Director, of the Division of Corporation Finance.

We have also exchanged correspondence and engaged in discussions with Geoffery Kruczek, Senior Attorney, and Heather Maples, Senior Special Counsel, of the Division of Corporation Finance regarding certain matters related to these filings.

Given the complex and interrelated nature of the foregoing filings, we welcome the opportunity to discuss them with you in further detail. To arrange a conversation regarding the filings, or to discuss any questions regarding the Registration Statement in the meantime, please do not hesitate to contact me (phone: 212-455-3188; fax: 212-455-2502; email: aklein@stblaw.com.

Very truly yours,

/s/ Alan M. Klein

Alan M. Klein